UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 4)

EMULEX CORPORATION
(Name of Subject Company (Issuer))
FIJI ACQUISITION CORPORATION
BROADCOM CORPORATION
(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

292475209
(CUSIP Number of Class of Securities)

Arthur Chong, Esq.
Broadcom Corporation
5300 California Avenue
Irvine, California 92617
Telephone: (949) 926-5000
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)
With Copy to:
Kenton J. King, Esq.
Leif B. King, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1100
Palo Alto, California 94301
Telephone: (650) 470-4500
CALCULATION OF FILING FEE

Transaction Valuation*:	$879,004,402.75	Amount of Filing Fee**:	$49,048.45

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 95,027,503 shares of common stock, par value $0.10 per share, of Emulex Corporation at the tender offer price of $9.25 per share of common stock. Based upon information contained in Emulex Corporation’s Quarterly Report on Form 10-Q filed with the SEC on April 29, 2009, there were 82,615,831 Shares outstanding as of April 22, 2009 and a maximum of 12,411,672 Shares issuable pursuant to outstanding stock options as of March 29, 2009, of which 100 Shares are owned by Broadcom Corporation (and are not included for purposes of calculating the number of Shares outstanding).

**	The amount of filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 For Fiscal Year 2009 issued by the Securities and Exchange Commission on March 11, 2009. Such fee equals $55.80 per $1,000,000 of the transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$49,048.45	Form or registration no.:	Schedule TO
Filing Party:	Broadcom Corporation Fiji Acquisition Corporation	Date Filed:	May 5, 2009
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1, 4, 5 and 11
SIGNATURE

     This Amendment No. 4 to the Tender Offer Statement on Schedule TO (the “Amended Schedule TO”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 5, 2009, as amended by Amendment No. 1 filed on May 18, 2009, Amendment No. 2 filed on May 19, 2009 and Amendment No. 3 filed on May 27, 2009 (as amended and supplemented, the “Schedule TO”) by Broadcom Corporation, a California corporation (“Parent”) and Fiji Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Parent, relating to the offer by Purchaser to purchase all of the issued and outstanding shares (the “Common Shares”) of common stock, par value $0.10 per share, of Emulex Corporation, a Delaware corporation (the “Company”), including all associated preferred stock purchase rights (the “Rights”, and together with the Common Shares, the “Shares”) issued under the Rights Agreement, dated as of January 15, 2009, between the Company and Mellon Investor Services LLC, other than Shares owned by Purchaser (and/or Parent or any of Parent’s subsidiaries) for $9.25 net per Share in cash (less applicable withholding taxes and without interest). The terms and conditions of the offer are described in the Purchaser’s Offer to Purchase, dated May 5, 2009 (the “Offer to Purchase”) and the accompanying Letter of Transmittal (the “Letter of Transmittal”) and the instructions thereto (which, as they may be amended or supplemented from time to time, together constitute the “Offer”).
     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amended Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. All capitalized terms used in this Amended Schedule TO and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.
     Items 1, 4, 5 and 11 of the Schedule TO are hereby amended and supplemented as follows:
     (1) The following phrase “For a description of Parent’s “expected economic value,” see “Why is Purchaser making this offer?” in the Section “Summary Term Sheet”” is added in the following places in the Offer to Purchase: (a) as a new sentence immediately following clause (vi) in the first paragraph of the Cover Page; (b) as a new sentence at the end of the seventh bullet point under “What are the most significant conditions of the offer?” in the Section “Summary Term Sheet;” (c) as a new sentence immediately following clause (vi) in the fourth paragraph in the Section “Introduction;” and (d) as a parenthetical at the end of clause (f)(vi) in Section 14 (“Certain Conditions of the Offer”).
     (2) The following paragraph is added as the second bulleted paragraph under “Why is Purchaser making this offer?” in the Section “Summary Term Sheet” of the Offer to Purchase:
     “As more fully described in Section 10 (“Background of the Offer; Contacts with the Company”), Parent and Purchaser believe that the combination of Broadcom’s deep expertise and leadership in Ethernet networking and fabless SoC development and Emulex’s similarly impressive expertise and leadership in Fibre Channel storage networking will enable the combined company to accelerate the development and adoption of the converged networking solutions. Parent expects that if the acquisition of the Company is consummated by Parent or a subsidiary of Parent, the acquisition will be accretive to Parent’s 2010 non-GAAP net income, excluding any purchase accounting related adjustments and fair value measurements.”
     (3) The following sentences “On May 15, 2009, the Company also filed a press release and sent a letter to the stockholders of the Company recommending that stockholders not tender their Shares in the Offer or provide consents pursuant to Broadcom’s consent solicitation. On May 26, 2009, the Company sent a letter to the stockholders of the Company reiterating the Board’s recommendation that stockholders not tender their Shares in the Offer or provide consents pursuant to Broadcom’s consent solicitation.” are added in the following places in the Offer to Purchase: (a) immediately before the sentence “See the ‘Introduction.’” under “What does the board of directors of Emulex think of the offer?” in the Section “Summary Term Sheet;” and (b) after the last sentence of the seventh paragraph in the Section “Introduction.”
     (4) The following new paragraphs are added after the final paragraph in Section 10 (“Background of the Offer; Contacts with the Company”):
     “On May 15, 2009, the Company also filed a press release and sent a letter to the stockholders of the Company recommending that stockholders not tender their Shares in the Offer or provide consents pursuant to the Consent Solicitation.
     On May 26, 2009, the Company sent a letter to the stockholders of the Company reiterating the Board’s recommendation that stockholders not tender their Shares in the Offer or provide consents pursuant to the Consent Solicitation.”
     (5) The following sentence is added to the end of the second paragraph under the heading “Antitrust” in Section 15 (“Certain Legal Matters and Regulatory Approvals”) of the Offer to Purchase:
     “The waiting period under the HSR Act applicable to the purchase of Shares by Purchaser in connection with the Offer and the Second-Step Merger expired on May 22, 2009. The expiration of the waiting period under the HSR Act satisfies the condition to the Offer that the waiting period applicable under the HSR Act to the Offer expire or be terminated.”

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     (6) The following sentence in Section 15 (“Certain Legal Matters and Regulatory Approvals”) “Parent and Purchaser also note that they have no knowledge of the amount by which these design wins may increase Emulex’s revenue, gross margins, income or other financial results, but as a stockholder of Emulex Parent would welcome Emulex to share such information on an aggregated basis so Parent and other Emulex stockholders can take that information into consideration” is replaced with the following sentences: “Parent and Purchaser further note however that in an investor presentation filed by Emulex with the Commission on May 19, 2009, Emulex claims that its fiscal year 2012 revenues will climb to more than $600 million, with such design wins “anticipated to contribute to $150MM of converged networking revenue by FY12.” In this presentation, Emulex also claims increased revenues from converged networking of approximately $20 million by fiscal year 2010, approximately $80 million by fiscal year 2011 and approximately $160 million by fiscal year 2012, in each case attributed in large part to three customers. Emulex further claims in this presentation that its fiscal year 2012 operating margin will increase to 25%, and that Emulex’s fiscal year 2012 earnings per share will climb to $1.45. Emulex has not made public sufficient information to allow Parent or Purchaser to verify the accuracy of the projections made in respect of Emulex’s revenues for fiscal years 2010, 2011 and 2012, or Emulex’s fiscal year 2012 operating margin or earnings per share.”

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SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BROADCOM CORPORATION
By:	/s/ Eric K. Brandt
	Name:	Eric K. Brandt
	Title:	Senior Vice President and Chief Financial Officer

FIJI ACQUISITION CORPORATION
By:	/s/ DeAnn Work
	Name:	DeAnn Work
	Title:	Vice President and Secretary

Date: May 29, 2009

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